SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Medicis Pharmaceutical Corporation
(Name of Subject Company (Issuer))

Medicis Pharmaceutical Corporation
(Names of Filing Persons (Offerors))

2.5% Contingent Convertible Notes due 2032	58470KAA2
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Jason D. Hanson
Executive Vice President, General Counsel and Secretary
Medicis Pharmaceutical Corporation
8125 North Hayden Road
Scottsdale, Arizona 85258-2463
(602) 808-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

Copies to:

Charles K. Ruck, Esq.
Kevin B. Espinola, Esq.
Angela L. Grinstead, Esq.
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, CA 92625
Tel: (714) 540-1235
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,600,627.83	$5,206.74

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Contingent Convertible Notes due 2032 (the “Securities”), as described herein, is $1,002.67 per $1,000 principal amount at maturity outstanding. As of June 7, 2007 there was $169,149,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $169,600,627.83.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 4, 2002 (the “Indenture”), between Medicis Pharmaceutical Corporation, a Delaware corporation (the “Company”), and Deutsche Bank Trust Company Americas, a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”), for the Company’s 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), this Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by the Company, with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of Contingent Convertible Senior Notes due 2032, dated June 13, 2007 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1	through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the holders under the terms and subject to the conditions set forth in the Option. The Securities are convertible into cash and shares of Class A common stock, $0.014 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 8125 North Hayden Road, Scottsdale, Arizona 85258-2463, and the telephone number there is (602) 808-8800. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A) Company Notice to Holders of 2.5% Contingent Convertible Notes due 2032, dated June 13, 2007.

(a)(1)(B) Form W-9.

(a)(5) Press release issued by the Company on June 12, 2007.

(b) Not applicable.

(d)(1) Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION

By:	/s/ Mark A. Prygocki
Name: Mark A. Prygocki

Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: June 13, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Company Notice to Holders of 2.5% Contingent Convertible Notes due 2032, dated June 13, 2007.
(a)(1)(B)	Form W-9.
(a)(5)	Press release issued by the Company on June 12, 2007.
(b)	Not applicable.
(d)(1)	Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.
(g)	Not applicable.
(h)	Not applicable.

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